ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200, San Diego, CA 92121

Tel: (858) 900-2660

July 27, 2018

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 24, 2018

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of the Shareholders of Arcturus Therapeutics Ltd. (the “Company”), will be held on Friday, August 24, 2018, at 10:00 am (Pacific Time), at the offices of the Company’s U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121, for the following purposes:

1.	To approve the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and to authorize the board of directors of the Company (the “Board”) to determine its compensation.

2.	To approve an amended and restated Compensation Policy for the Company’s Office Holders.

3.	To approve the adoption of the Arcturus Therapeutics Ltd. 2018 Omnibus Equity Incentive Plan.

4.	To approve the re-election as directors of the Company, until the next annual general meeting of the Company, of each of the following currently serving directors: Mr. Joseph Payne, Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow.

5.	To approve the compensation terms for Dr. Peter Farrell as Chairman of the Board, and the compensation terms of Dr. Magda Marquet and Mr. James Barlow, as directors of the Company.

6.	To approve the compensation terms for Mr. Andy Sassine, as director of the Company, and as interim Chief Financial Officer.

7.	To approve and ratify the compensation terms for Mr. Joseph Payne, as Director of the Company, President and Chief Executive Officer of the Company.

8.	To approve and ratify the compensation terms for Dr. Padmanabh Chivukula, as Chief Scientific Officer and Chief Operating Officer of the Company.

9.	To review and discuss the Company’s financial statements of the Company for the fiscal year ended December 31, 2017.

Board Recommendation

The Board recommends that you vote “FOR” Proposals 1-8

Who Can Vote

You are entitled to vote at the Meeting if you were a shareholder of record at the close of business on Friday, July 20, 2018. You are also entitled to vote at the Meeting if you held ordinary shares of the Company (“Ordinary Shares”) through a bank, broker, or other nominee that is one of our shareholders of record at the close of business on Friday, July 20, 2018, or which appear in the participant listing of a securities depository on that date. Shareholders whose Ordinary Shares are held in “street name” through a bank, broker, or other nominee will be able to either direct the registered record holder of their shares on how to vote such shares or to obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and vote such shares at the Meeting (or to appoint a proxy to do so).

Quorum

As of the close of business on the record date, Friday, July 20, 2018, we had 10,743,888 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding as of the close of business on that date is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our outstanding number of Ordinary Shares. If a quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to Friday, August 31, 2018 at the same time and place). At such adjourned meeting, the presence of any two shareholders in person or by proxy (regardless of the number of shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker, or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker on how to vote its shares, if the shareholder wants its shares to count toward the vote on a particular proposal.

Vote Required for Approval of Proposals 1, 3, 4, 5, and 6

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of Proposals 1, 3, 4, 5 and 6. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” the proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” the proposal.

2

Vote Required for Approval of Proposals 2, 7 and 8

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of Proposals 2, 7 and 8. Furthermore, under the Companies Law, the approval of such proposal requires that either (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company. Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is required to notify us if he, she, or it has a Personal Interest in connection with Proposals 2, 7 and 8, as a condition for his or her vote to be counted for the required majority with respect to Proposals 2, 7 and 8. If any shareholder casting a vote in connection hereto does not notify us if he, she, or it has a Personal Interest with respect to Proposals 2, 7 and 8, his, her or, its vote with respect to Proposals 2, 7 and 8 will be considered as having a Personal Interest in these Proposals, and his, her, or its vote will not be counted for the required majority for the approval of Proposals 2, 7 and 8. For this purpose, “Personal Interest” is defined as (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family, and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights, or has the right to appoint a director or chief executive officer; but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who in turn has a Personal Interest (excluding certain circumstances). If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposals 2, 7 and 8.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a physical proxy card or voting instruction form, or by voting electronically, depending on your status as a shareholder, as described below.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials will be sent directly to you by our transfer agent. You can vote your shares by (i) attending the Meeting; (ii) completing, signing, and returning a proxy card; or (iii) voting through the internet by going to www.cstproxyvote.com to complete an electronic proxy card. The form of proxy card that was mailed to you and that can be completed, signed, and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your Ordinary Shares without attending the Meeting in person.

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the following website hosted by our transfer agent, Continental Stock Transfer & Trust Company, at http://www.cstproxy.com/arcturusrx/egm2018, and you may complete and sign that proxy card (indicating the name of the record shareholder holding your Ordinary Shares) and return it to our transfer agent via email at proxy@continentalstock.com or via fax to 212-509-5152, or via mail. If voting by mail, the proxy must be received by our transfer agent (Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004-1561) no later than 11:59 p.m. Eastern Daylight Time on Thursday, August 23, 2018, to be validly included in the tally of Ordinary Shares voted at the Meeting. Alternatively, if you are a record holder of shares and are delivering, mailing, or e-mailing your proxy to our registered offices in Israel (to our Israeli legal counsel, Barnea Jaffa Lande & Co Law Offices, 58 HaRakevet St., Electra City Tower, Tel Aviv 6777016, Israel, 21st Floor, telephone +972-3-640-6400 or email mail@barlaw.co.il, with a copy to IR@arcturusrx.com), it must be received by 4:00 p.m. Israel time (6:00 a.m. Pacific Time) on the date of the Meeting (August 24, 2018) to be validly included in the tally of Ordinary Shares voted. We reserve the right to require further identifying information from you if you submit your proxy card in this manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

3

We will not be able to count a proxy card unless we receive it at our registered offices in Israel by 4:00 p.m. Israel time (6:00 a.m. Pacific Time) on the date of the Meeting (August 24, 2018), or unless our registrar and transfer agent receives it in the enclosed envelope, no later than 11:59 p.m. Eastern Daylight Time, on Thursday, August 23, 2018.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee, or nominee, or by an agent hired by the broker, trustee, or nominee. Please complete the enclosed voting instruction form to direct your broker, trustee, or nominee on how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees, or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated in the enclosed voting instructions. All votes should be submitted by 11:59 p.m. Eastern Daylight Time, on Thursday, August 23, 2018 (or such earlier deadline as may be indicated in the enclosed voting instructions), in order to be counted toward the tally of Ordinary Shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the Meeting, and you must also present at the Meeting a brokerage or other account statement evidencing your ownership of your shares as of the record date.

Completing Your Proxy Card or Voting Instruction Form

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you are a record shareholder and sign and return your proxy card without giving specific instructions with respect to the proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. If you sign and return your proxy card, the persons named as proxies will furthermore vote at their discretion on any other matters that may properly come before the Meeting. However, if you are a beneficial (“street”) owner of shares and do not specify how you want to vote in your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you do not indicate your voting instructions, and your broker does not exercise its voting discretion, the shares held by you will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the proposal. Such shares have no impact on the outcome of the voting on the proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter.

4

Revocation of a Proxy or Voting Instruction

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or a duly-executed proxy bearing a later date, or by voting in person at the Meeting. If you hold your shares in “street name,” please follow the enclosed instructions provided by your broker, trustee, or nominee (or its agent) in order to revoke or change your vote.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 23, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, July 22, 2018, at the registered Israeli offices of the Company (at the address provided above), from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time (12:00 a.m. to 7:00 a.m. Pacific Time).

Voting Results

The final voting results will be tallied by the chairman or secretary of the Meeting based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

Availability of Proxy Materials

Copies of this notice of the Meeting, the Proxy Statement, and the proxy card for the Meeting are available at the following website hosted by our transfer agent, Continental Stock Transfer & Trust Company, http://www.cstproxy.com/arcturusrx/egm2018. The contents of that website are not a part of this Proxy Statement.

In addition, a copy of this notice of the Meeting, the Proxy Statement and its exhibits, the proxy card for the Meeting and the directors declarations, also be viewed beginning on Sunday, July 22, 2018, at the registered Israeli offices of the Company (at the address provided above), from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time (7:00 a.m. Pacific Time). Our telephone number at our registered Israeli offices appears above.

Disclosure Regarding Compensation

Regulations promulgated under the Companies Law require that the Company provides its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2017. Such information can be found under Item 6.B. of Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC (the “SEC”) on May 14, 2018, as amended and filed with the SEC on July 10, 2018.

5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of Ordinary Shares as of July 20, 2018, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC, and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of July 20, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person. However, we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 10,743,888 Ordinary Shares outstanding as of July 20, 2018.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

	Ordinary Shares Beneficially Owned
5% or Greater Shareholders	Number	Percentage
Craig Willett(1)	866,342	8.1%
Bradley Sorenson(2)	692,392	6.4%
Amir Efrati, as portfolio manager of each of Brosh Capital Partners L.P. and Exodus Management Israel Ltd., which serves as the general partner of Brosh Capital Partners L.P.(3)	569,179	5.3%

Directors and Executive Officers
Joseph E. Payne(4)	1,465,097	13.6%
Padmanabh Chivukula	732,548	6.8%
Andy Sassine	237,596	2.2%
Peter Farrell	86,452	*
Magda Marquet	20,500	*
James Barlow	10,000	*
All directors and executive officers as a group (six persons)	2,552,193	23.8%

* Represents beneficial ownership of less than 1% of our outstanding Ordinary Shares

(1)	Based on a Schedule 13D filed with the SEC on February 7, 2018. Consists of (i) 108,282 Ordinary Shares held directly by Mr. Willett, (ii) 280,810 Ordinary Shares held by DUR Holdings, LC, (iii) 294,113 Ordinary Shares held by Phoenician Enterprises, Ltd., and (iv) 183,137 Ordinary Shares held by 6-W Discretionary Trust. Mr. Willett is the president of Elizann, Inc., which is the manager of DUR Holdings, LC, and therefore Mr. Willett may be deemed to have voting and investment power with respect to the securities held by DUR Holdings, LC. Mr. Willett is the general partner of Phoenician Enterprises, Ltd. and therefore may be deemed to have voting and investment power with respect to the securities held by Phoenician Enterprises, Ltd. Mr. Willett is the trustee of 6-W Discretionary Trust and therefore may be deemed to have voting and investment power with respect to the securities held by 6-W Discretionary Trust.

6

(2)	Based solely, on a Schedule 13D filed with the SEC on May 24, 2018. Consists of (i) 658,366 Ordinary Shares, (ii) presently-exercisable options to purchase 7,669 Ordinary Shares, and (iii) call options to purchase an aggregate of an additional 26,357 Ordinary Shares. The shareholder may own additional shares that would not have been required to have been subsequently reported.

(3)	Based on a Schedule 13D filed with the SEC on April 30, 2018. Mr. Efrati as the portfolio manager of each of Brosh Capital Partners L.P. and Exodus Management Israel Ltd., an Israeli corporation, which serves as the general partner of Brosh and because of the Power of Attorney Agreement between him and two individuals, may be deemed the beneficial owner of the: (i) 453,863 Shares owned by Brosh; (ii) 33,185 Shares held in the Exodus Managed Account; and (iii) 82,131 Shares owned by such individuals. Mr. Efrati disclaims beneficial ownership of the Shares beneficially owned by Brosh, the Exodus Managed Account, and the two individuals.

(4)	Includes 366,274 Ordinary Shares which are subject to repurchase by the Company pursuant to an Ordinary shares Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between Mr. Payne and the Company.

Sincerely, /s/ Dr. Peter Farrell Dr. Peter Farrell Chairman of the Board of Directors

7

ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200, San Diego, CA 92121

Tel: (858) 900-2660

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.07 nominal value per share (“Ordinary Shares”), of Arcturus Therapeutics Ltd. (“Company”) in connection with the solicitation by the Board of Directors (the “Board”) of proxies for use at the Annual and Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual and Extraordinary General Meeting of Shareholders. The meeting will be held on Friday, August 24, 2018, at 10:00 am (Pacific Time) at the offices of the Company’s U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121.

This Proxy Statement, the attached Notice of Annual and Extraordinary General Meeting of Shareholders and the enclosed Proxy Card are being mailed to shareholders on or about July 25, 2018.

Agenda

The agenda for the Meeting is as follows:

1.	To approve the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and to authorize the Board to determine its compensation.

2.	To approve an amended and restated Compensation Policy for the Company’s Office Holders.

3.	To approve the adoption of the Arcturus Therapeutics Ltd. 2018 Omnibus Equity Incentive Plan.

4.	To approve the re-election as directors of the Company, until the next annual general meeting of the Company, of each of the following currently serving directors: Mr. Joseph Payne, Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow.

5.	To approve the compensation terms for Dr. Peter Farrell as Chairman of the Board, and the compensation terms of Dr. Magda Marquet and Mr. James Barlow, as directors of the Company.

6.	To approve the compensation terms for Mr. Andy Sassine, as director of the Company, and as interim Chief Financial Officer.

7.	To approve and ratify the compensation terms for Mr. Joseph Payne, as Director of the Company, President and Chief Executive Officer of the Company.

8.	To approve and ratify the compensation terms for Dr. Padmanabh Chivukula, as Chief Scientific Officer and Chief Operating Officer of the Company.

9.	To review and discuss the Company’s financial statements of the Company for the fiscal year ended December 31, 2017.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

ITEM 1

APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS AND TO AUTHORIZE THE BOARD TO DETERMINE ITS COMPENSATION

Background

Following the merger between the Company (which was then called Alcobra Ltd.), and Arcturus Therapeutics, Inc., that was completed on November 15, 2017, the Company shifted its principal executive offices from Israel to San Diego, California, where Arcturus Therapeutics, Inc. has historically operated, but the Israeli auditing firm Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, which we refer to as E&Y Israel, continued to serve as our independent auditors for the fiscal year ended December 31, 2017, and their service will end on the day of the meeting.

Because of the aforesaid change of business place, and the end of the service period of E&Y Israel, the Company’s Audit Committee and Board recommends to appoint Ernst & Young LLP to serve as the Company’s independent auditors for the fiscal year ended December 31, 2018, and for such additional period until the next annual general meeting, and to authorize the Board to determine its compensation.

Ernst & Young LLP is an affiliate of E&Y Israel, has offices in San Diego and, prior to the merger with Alcobra Ltd., had historically provided audit services to Arcturus Therapeutics, Inc.

Fees Paid to Independent Auditors in Last Two Fiscal Years

Such information can be found under Item 16C of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on May 14, 2018, as amended and filed with the SEC on July 10, 2018.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Item 1:

“RESOLVED, to approve the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and to authorize the board of directors of the Arcturus Therapeutics Ltd. to determine its compensation.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposals included in this Item.

ITEM 2

AMENDED AND RESTATED COMPENSATION POLICY
FOR THE COMPANY’S OFFICE HOLDERS

Pursuant to the Israeli Companies Law, all public Israeli companies, including companies whose shares are publicly-traded only outside of Israel, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on February 17, 2014, the Company’s shareholders approved the compensation policy for the Company’s directors and officers (the “Compensation Policy”), which was further amended on July 13, 2015 and on July 20, 2016. Recently, the Board and the compensation committee of the Board (the “Compensation Committee”) reviewed in depth the terms of the Compensation Policy and approved certain amendments thereto.

As mentioned under Item 1 of this Proxy Statement, pursuant to the completion of the merger on November 15, 2017, the Company’s course of business changed, an absolute majority of its senior management and board of directors was replaced, and the Company’s principal executive offices shifted from Israel to San Diego, California. In light of these changes, the Compensation Committee and the Board approved proposed changes to the Company’s Compensation Policy to address this shift in operations and the expected compensation needs of its directors and officers. A marked copy of the Compensation Policy identifying the proposed amendments is attached hereto as Appendix A.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Item 2:

“RESOLVED, that the Amended and Restated Compensation Policy for the Arcturus Therapeutics Ltd. Office Holders in the form attached to this Proxy Statement as Appendix A is hereby approved.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3

ADOPTION OF THE ARCTURUS THERAPEUTICS LTD. 2018 OMNIBUS EQUITY INCENTIVE PLAN

The Board intends to approve and adopt the Arcturus Therapeutics Ltd. 2018 Omnibus Equity Incentive Plan (the “2018 Plan”), attached as Appendix B to this Proxy Statement, prior to the Meeting.

The Company is not required by the Companies Law or otherwise, to approve the adoption of plans for the equity compensation of its employees, directors and other parties. However, in order for the Company to issue options that qualify as incentive share options (“ISO”) under the U.S. Internal Revenue Code, the Company’s shareholders are required to approve the equity plan that allows for such issuance. At the Meeting, shareholders will be asked to approve the 2018 Plan.

A general description of the principal terms of the 2018 Plan is set forth below. This description is qualified in its entirety by the terms of the 2018 Plan, a copy of which is attached to this Proxy Statement as Appendix B and is incorporated by reference herein.

Summary of the 2018 Plan

General

The 2018 Plan will cover the grant of awards to our employees (including officers), non-employee consultants and non-employee directors and those of our affiliates. For purposes of the 2018 Plan, our affiliates include any corporation, partnership, limited liability company, joint venture or other entity, with respect to which we, directly or indirectly, own either (i) shares of a corporation possessing more than fifty percent (50%) of the total combined voting power of all classes of shares entitled to vote, or more than fifty percent (50%) of the total value of all shares of all classes of shares of such corporation, or (ii) an aggregate of more than fifty percent (50%) of the profits interest or capital interest of any non-corporate entity. We expect that the Compensation Committee will administer the 2018 Plan. In addition, the full Board must serve as the committee with respect to any awards to our non-employee directors.

The Company currently maintains one equity incentive plan known as the 2010 Incentive Option Plan (the “2010 Plan”). As of July 20, 2018, options to purchase approximately 590,000 Ordinary Shares under the 2010 Plan are outstanding and available for exercise and approximately 77,000 Ordinary Shares remain available for grant under the 2010 Plan.

Up to a maximum of 1,100,000 shares of our Ordinary Shares may be delivered in settlement of awards granted under the 2018 Plan. Up to a maximum of 1,100,000 Ordinary Shares may be issued under the 2018 Plan pursuant to the exercise of incentive share options. The shares delivered to settle awards made under the 2018 Plan may be authorized and unissued shares or treasury shares, including Ordinary Shares repurchased by us for purposes of the 2018 Plan. If any Ordinary Shares subject to any award granted under the 2018 plan (other than a substitute award as described below) are forfeited or otherwise terminated without delivery of such Ordinary Shares (or if such Ordinary Shares are returned to us due to a forfeiture restriction under such award), the Ordinary Shares subject to such awards will again be available for issuance under the 2018 Plan. If any Ordinary Shares subject to an award are retained by the Company and applied as payment in connection with the exercise price or the payment of applicable tax withholding, such retained shares will not be treated as having been delivered for purposes of determining the maximum number of Ordinary Shares available for grant under the 2018 Plan and will be available for future grants. Upon settlement of any share appreciation rights, or SARs, the number of Ordinary Shares underlying the portion of the SARs that is exercised will be treated as having been delivered for purposes of determining the maximum number of Ordinary Shares available for grant under the 2018 Plan and shall not again be treated as available for issuance under the 2018 Plan.

If a dividend or other distribution (whether in cash, Ordinary Shares or other property), recapitalization, forward or reverse share split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving us or repurchase or exchange of our Ordinary Shares or other securities, or other rights to purchase Ordinary Shares or our other securities or other similar transaction or event affects our Ordinary Shares such that the Compensation Committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits (or potential benefits) provided to grantees under the 2018 Plan, the Compensation Committee will make an equitable change or adjustment as it deems appropriate in the number and kind of securities subject to awards (whether or not then outstanding) and the related exercise price relating to an award in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2018 Plan.

Types of Awards

The 2018 Plan permits the granting of any or all of the following types of awards to all grantees:

•	share options, including incentive share options, or ISOs;

•	share appreciation rights, or SARs;

•	restricted shares;

•	deferred share and restricted share units;

•	performance units and performance shares;

•	dividend equivalents;

•	bonus shares; and

•	other share-based awards.

Generally, awards under the 2018 Plan are granted for no consideration other than prior and future services. Awards granted under the 2018 Plan may, in the discretion of the Compensation Committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 2018 Plan or other plan of ours; provided, however, that if an SAR is granted in tandem with an ISO, the SAR and ISO must have the same grant date and term and the exercise price of the SAR may not be less than the exercise price of the ISO. The material terms of each award will be set forth in a written award agreement between the grantee and the Company.

Share Options and SARs

The Compensation Committee is authorized to grant SARs and share options (including ISOs except that an ISO may only be granted to an employee of the Company or one of the Company’s subsidiaries). A share option allows a grantee to purchase a specified number of shares of our Ordinary Shares at a predetermined price per share (the “exercise price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of shares on the date of exercise over a predetermined exercise price per share. The exercise price of an option or an SAR will be determined by the Compensation Committee and set forth in the award agreement, but the exercise price may not be less than the fair market value of an Ordinary Share on the grant date. The term of each option or SAR is determined by the Compensation Committee and set forth in the award agreement, except that the term may not exceed 10 years. Options may be exercised by payment of the purchase price through one or more of the following means: (i) payment in cash (including personal check or wire transfer), (ii) with the approval of the Committee by delivering Ordinary Shares previously owned by the grantee, or (iii) with the approval of the Compensation Committee, by delivery of Ordinary Shares acquired upon the exercise of such option or by delivering restricted shares. The Compensation Committee may also permit a grantee to pay the exercise price of an option through the sale of Ordinary Shares acquired upon exercise of the option through a broker-dealer to whom the grantee has delivered irrevocable instructions to deliver sales proceeds sufficient to pay the purchase price to the Company. The grant of ISOs are contingent upon shareholder approval of the 2018 Plan within 12 months of its adoption by the Board.

Restricted Shares

The Compensation Committee may award restricted shares consisting of Ordinary Shares which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the Compensation Committee lapse. The vesting conditions may be service-based (i.e., requiring continuous service for a specified period) or performance-based (i.e., requiring achievement of certain specified performance objectives) or both. A grantee receiving restricted shares will have all of the rights of a shareholder, including the right to vote the shares and the right to receive any dividends, except as otherwise provided in the award agreement. Upon termination of the grantee’s affiliation with us during the restriction period (or, if applicable, upon the failure to satisfy the specified performance objectives during the restriction period), the restricted shares will be forfeited as provided in the award agreement.

Restricted Shares Units and Deferred Shares

The Compensation Committee may also grant restricted shares unit awards and/or deferred share awards. A deferred shares award is the grant of a right to receive a specified number of Ordinary Shares at the end of specified deferral periods or upon the occurrence of a specified event, which satisfies the requirements of Section 409A of the Internal Revenue Code. A restricted share unit award is the grant of a right to receive a specified number of Ordinary Shares upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achievement of certain specified performance objectives). If the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will lapse without the issuance of the shares underlying such award.

Restricted share units and deferred share awards carry no voting or other rights associated with share ownership until the shares underlying the award are delivered in settlement of the award. The award agreement will provide whether grantees may receive dividend equivalents with respect to restricted share units or deferred share, and if so, whether such dividend equivalents are distributed when credited or deemed to be reinvested in additional shares of restricted share units or deferred share.

Performance Units

The Compensation Committee may grant performance units, which entitle a grantee to cash or shares conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the Compensation Committee and reflected in the award agreement. The initial value of a performance unit will be determined by the Compensation Committee at the time of grant. The Compensation Committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Performance Shares

The Compensation Committee may grant performance shares, which entitle a grantee to a certain number of Ordinary Shares, conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the Compensation Committee and reflected in the award agreement. The Compensation Committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Bonus Shares

The Compensation Committee may grant fully vested Ordinary Shares as bonus shares on such terms and conditions as specified in the award agreement.

Dividend Equivalents

The Compensation Committee is authorized to grant dividend equivalents which provide a grantee the right to receive payment equal to the dividends paid on a specified number of Ordinary Shares. Dividend equivalents may be paid directly to grantees or may be deferred for later delivery under the 2018 Plan. If deferred such dividend equivalents may be credited with interest or may be deemed to be invested in Ordinary Shares or in other property. No dividend equivalents may be granted in conjunction with any grant of share options or SARs.

Other Share-Based Awards

In order to enable us to respond to material developments in the area of taxes and other legislation and regulations and interpretations thereof, and to trends in executive compensation practices, the 2018 Plan authorizes the Compensation Committee to grant awards that are valued in whole or in part by reference to or otherwise based on our securities. The Compensation Committee determines the terms and conditions of such awards, including consideration paid for awards granted as share purchase rights and whether awards are paid in shares or cash.

Merger, Consolidation or Similar Corporate Transaction

If there is a merger or consolidation of us with or into another corporation or a sale of substantially all of our shares, or, collectively, a Corporate Transaction, and the outstanding awards are not assumed by surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company), the Compensation Committee will cancel any outstanding awards that are not vested and not forfeitable as of the consummation of such Corporate Transaction (unless the Compensation Committee accelerates the vesting of any such awards or the terms of such awards provide for automatic acceleration) and with respect to any vested and non-forfeitable awards, the Compensation Committee may either (i) allow all grantees to exercise options and SARs within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options or SARs that remain unexercised upon consummation of the Corporate Transaction, or (ii) cancel any or all of such outstanding awards (including options and SARs) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options or SARs) if the vested awards were settled or distributed or such vested options and SARs were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of the option or SAR exceeds the fair market value of our Ordinary Shares and the option or SAR is not assumed or replaced by the surviving company (or its parent company), such options and SARs will be cancelled without any payment to the grantee.

Amendment to and Termination of the 2018 Plan

The 2018 Plan may be amended, altered, suspended, discontinued or terminated by the Board without further shareholder approval, unless such approval of an amendment or alteration is required by law or regulation or under the rules of any share exchange or automated quotation system on which the Ordinary Shares are then listed or quoted. Thus, shareholder approval will not necessarily be required for amendments which might increase the cost of the 2018 Plan or broaden eligibility. Shareholder approval will not be deemed to be required under laws or regulations that condition favorable treatment of grantees on such approval, although the Board may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. No ISOs may be awarded after any amendment to the 2018 Plan that either broadens eligibility or increase the number of shares available for delivery in the form of ISOs unless such amendment is approved by our shareholders within 12 months of the date the Board approves the adoption of such amendment.

In addition, subject to the terms of the 2018 Plan, no amendment or termination of the 2018 Plan may materially and adversely affect the right of a grantee under any award granted under the 2018 Plan.

Unless earlier terminated by the Board, the 2018 Plan will terminate when no shares remain reserved and available for issuance or, if earlier, on August 24, 2028.

Proposed Resolution

We believe that equity based-compensation is an important component of overall compensation in order to attract and retain the long-term service of the best personnel, while providing our personnel additional incentive to promote the success of our business.

It is therefore proposed that at the Meeting, the following resolution be adopted pursuant to this Item 3:

“RESOLVED, that the Arcturus Therapeutics Ltd. 2018 Omnibus Equity Incentive Plan, attached as Appendix B to this Proxy Statement, be, and hereby is, approved and adopted.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4

RE-ELECTION OF DIRECTORS

The Company’s Amended and Restated Articles of Association (the “AOA”) provide that other than external directors[1], the directors of the Company shall be elected at an Annual Meeting or an Extraordinary Meeting, or by a Board resolution, and shall serve in their office until the next Annual Meeting or until they cease to serve in their office in accordance with the provisions of the AOA or applicable law, whichever is the earlier.

Therefore, and although four of the current five serving directors (Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow) were recently elected to serve as directors of the Company, pursuant to our AOA and the Companies Law, all of our serving Directors of the Company are up for re-election in the Meeting.

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

______________________

[1]	According to regulations under the Companies Law, the Company adopted a corporate governance exemption that enables it not to appoint external directors as members of the Board, and accordingly we no longer have external directors as members of the Board.

Biographical information about the candidates for re-election is provided below.

About Mr. Joseph Payne

Joseph E. Payne, is the President and Chief Executive Officer of Arcturus Therapeutics Ltd. He has served on Arcturus Therapeutics, Inc.’s Board since March 2013 and on the Company’s Board since November 2017. He brings with him an exceptional track record of ushering novel therapeutics to the clinic including targeted RNA medicines utilizing lipid-mediated delivery technologies. Joseph’s background includes over 20 years of successful drug discovery experience at Merck Research Labs, DuPont Pharmaceuticals, Bristol-Myers Squibb, Kalypsys, and Nitto as evidenced by over 40 publications and patents, and several investigational new drug (IND) clinical candidates. His academic training includes a Bachelor’s Degree in Chemistry, magna cum laude from Brigham Young University, a Master of Science in Synthetic Organic Chemistry from the University of Calgary and Executive Training Certification from MIT Sloan School of Management.

About Dr. Peter Farrell

Dr. Peter Farrell is the founder, former long-term CEO and current Chairman of ResMed Inc. (NYSE:RMD). Dr. Farrell has been Chairman and a director of ResMed since 1989, when the company began as a management buyout of sleep technology from Baxter Healthcare. Peter was previously Foundation Director of the University of New South Wales (UNSW) Graduate School for Biomedical Engineering (1978-89) while simultaneously serving as Vice President of Research & Development for Baxter Healthcare in Tokyo (1984-89). Dr. Farrell served on the board of directors of NuVasive, Inc., a company focused on the surgical treatment of spine disorders. Dr. Farrell serves on the board of trustees of The Scripps Research Institute in La Jolla and is Chairman of the Boston-based POC NMR diagnostic company, WaveGuide. Dr. Farrell is a fellow or honorary fellow of several professional bodies, including the US National Academy of Engineering. He was inducted as 1998 San Diego Entrepreneur of the Year for Health Sciences, 2001 Australian Entrepreneur of the Year and 2005 US National Entrepreneur of the Year for Health Sciences. Peter was appointed to the Executive Council of the division of Sleep Medicine at Harvard Medical School in 1998, was appointed Vice Chairman in 2000 (2000-2010), became Chairman in 2010 and served in that capacity for three years. He is on various academic advisory boards including that of the UCSD Jacobs School of Engineering, where he was named the 2012 Gordon Fellow, the UCSD Rady School of Management and the MIT Dean of Engineering’s Advisory Council. Peter holds a B.E. with honors in chemical engineering from the University of Sydney, an SM in chemical engineering from MIT, a PhD in bioengineering from the University of Washington, Seattle, and a DSc from UNSW for research which resulted in improved treatment for both hemodialysis and peritoneal dialysis patients.

About Mr. Andy Sassine

Andy Sassine serves on the Board of Directors of Nasdaq listed ICAD Inc. and Nasdaq listed Gemphire Therapeutics, Inc.(GEMP). ICAD Inc. is a leading provider of advanced image analysis, workflow solutions and radiation therapy for early detection and treatment of cancer. Gemphire Therapeutics, Inc. is a clinical-stage biopharmaceutical company focused on delivering and commercializing therapies for the treatment of cardiovascular disease and Non-alcoholic steatohepatitis. He also is Chairman of the Board of privately held ComHear Inc., a digital audio software and device company. Mr. Sassine previously served on the board of Acorn Energy, Inc, CNS Response, Inc. and FluoroPharma Medical, Inc., (FMPI). Mr. Sassine served in various positions at Fidelity Investments from 1999 to 2012, including, most recently as Portfolio Manager. Between 2004 and 2011, he managed the Fidelity Small Cap Stock Fund, the Fidelity International Small Cap Opportunities Fund and the Fidelity Advisor International Small Cap Opportunities Fund. Mr. Sassine joined Fidelity as a high yield research analyst, covering the Telecommunications, Satellite, Technology, Defense and Aerospace, and Restaurant Industries and in 2001, joined the international group as a research analyst covering small and mid-cap international stocks. Prior to joining Fidelity, he served as a vice president in the Acquisition Finance Group at Fleet National Bank. Mr. Sassine has been a member of the Henry B. Tippie College of Business, University of Iowa Board of Advisors since 2009 and served on the Board of Trustees at the Clarke Schools for Hearing and Speech between 2009 and 2014. Mr. Sassine earned a Bachelor of Arts degree at the University of Iowa in 1987 and an MBA from the Wharton School at the University of Pennsylvania in 1993.

About Mr. James Barlow

James Barlow is a member of the Board of Directors of North American Health Care, Inc., a privately held company that provides contractual services to facilities specializing in post-acute care, subacute care, short and long-term rehabilitation, and skilled nursing in the United States. Mr. Barlow is a C-level financial executive with more than 30 years of experience leading teams in the successful strategic achievement of financial and operational goals, and expertise in domestic and international operations (5 continents, 23 countries), financial planning, forecasting and reporting, restructurings, business development and integrations, treasury and investor relations. As an Executive Officer (Principal Accounting Officer) at Allergan, Inc., he oversaw financial due diligence, integration and structuring for more than 100 asset purchases, sales, business combinations and licensing transactions, the spin-off of Advanced Medical Optics, the $3.3 billion acquisition of Inamed and more than $4.5 billion in other transactions. He ensured consistent application of corporate policies and procedures and alignment with global reporting and corporate compliance requirements, made recommendations globally to improve financial operations and participated in robust financial planning/forecasting activities. Mr. Barlow received a Bachelor of Science degree in Accounting, graduating magna cum laude, from Brigham Young University and a Master of Accountancy, graduating with honors - high distinction, from Brigham Young University. He is a certified public accountant (inactive).

About Dr. Magda Marquet

Dr. Magda Marquet is the co-founder and co-CEO of Alma Life Sciences, an investment and consulting firm with a portfolio of over twenty companies in the areas of diagnostics, digital health and pharmaceuticals, Chairman and co-Founder of Althea, an Ajinomoto company, and Co-founder of AltheaDx, a precision medicine company. She has three decades of experience in the biotechnology industry in the US and Europe. Prior to starting Althea, Dr. Marquet held management positions at Vical Inc., Amylin Pharmaceuticals, Protein Polymer Technologies, Syntro Corporation and Transgene. She currently serves as a Board member for Sente, Independa and Portable Genomics. She is also co-Chairman of the Advisory Board of MD Revolution. Dr. Marquet was Chairman of BIOCOM (2013-2014) and is Chair of the Board of Visitors of the UCSD Moores Cancer Center. She serves as a Director of the Economic Development Corporation (EDC-Executive Committee) and of the Kyoto Symposium Organization. She is also a member of the UCSD Biological Sciences Dean Leadership Council and an advisor for the Chopra Foundation. Dr. Marquet holds a Ph.D in Biochemical Engineering from INSA/University of Toulouse, France. Dr. Marquet has received numerous awards throughout her career including the 2005 Regional Ernst & Young Entrepreneur of the Year Award in the Life Sciences category, the Athena Pinnacle Award and the Exemplary Service Award from the San Diego Business Journal. She is the first woman inducted in the Connect Entrepreneur Hall of Fame (2016) and the Director of the Year Award recipient (2016-Corporate Governance) from the Corporate Directors Forum.

If the resolution set forth below is adopted by our shareholders at the Meeting, our Board and committees of the Board will be constituted as follows:

Director	Audit Committee	Compensation Committee	Nominations and Governance Committee
Mr. Joseph Payne
Dr. Peter Farrell	Member	Member	Chairman
Dr. Magda Marquet	Member	Chairman
Mr. James Barlow	Chairman	Member	Member
Mr. Andy Sassine			Member

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Item 4:

“RESOLVED, to approve the re-election as directors of Arcturus Therapeutics Ltd., until the next annual general meeting of Arcturus Therapeutics Ltd., or until they cease to serve in their office in accordance with the provisions of the Arcturus Therapeutics Ltd. Articles of Association or any law, whichever is the earlier, of each of the following currently serving directors: Mr. Joseph Payne, Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposals included in this Item.

ITEM 5

APPROVAL OF THE COMPENSATION TERMS FOR DR. PETER FARRELL AS CHAIRMAN OF THE BOARD, AND THE COMPENSATION TERMS FOR DR. MAGDA MARQUET AND MR. JAMES BARLOW, AS DIRECTORS OF THE COMPANY

The Board seeks to attract and retain qualified members to oversee the management of our company and to ensure that we maintain the highest standards of corporate governance. In order to do so, we must properly compensate our directors for their time and efforts on our behalf. The Compensation Committee and the Board believe that director compensation should be designed to enable us to appropriately attract and incentivize qualified members to the Board, while ensuring that our directors are compensated in a manner that is consistent with market practices.

The Compensation Committee conducted a review of the director cash compensation structure, including a review of the cash remuneration received by directors of other companies that are comparably situated to ours in one or more ways, such as with respect to industry, complexity and/or size. On the basis of that review and comparison, the Compensation Committee concluded that the director terms of compensation should be amended to provide further incentive to the directors by compensating them for their particular contribution, time and efforts as members of the Board or a committee thereof. Accordingly, the Compensation Committee recommended that the compensation structure be revised such that directors would be entitled to an additional annual fee for service on any committee of the Board. Furthermore, the Compensation Committee expressed its view that the Chairman of the Board and of any committee of the Board should also be entitled to an additional annual fee for their additional time and efforts in such capacity.

Consequently, the Compensation Committee recommended, and the Board subsequently approved, subject to shareholder approval, the amendment of the compensation terms (as reflected in the amended and restated Compensation Policy brought for shareholders’ approval under item 2 of the Meeting), payable to all members of the Board such that they would be entitled to the following:

Annual fees: An annual fee of (i) $20,000 for service on the Board; and (ii) $5,000 for service on each Board Committee for which her or she serves as a member.

Chairman fee: An annual fee of (i) $15,000 for service as Chairman of the Board (ii) $5,000 for service as Chairman of a Board Committee.

For your convenience, please see the following chart that details the proposed cash compensation for Dr. Peter Farrell as Chairman of the Board, and for Dr. Magda Marquet and Mr. James Barlow as members of the Board:

	Annual Director fee	Annual Board Committee fee (for each committee)	Annual Chairman of the Board fee	Annual Chairman of a Board Committee fee	Total Annual Director Fees
Dr. Peter Farrell	$20,000	Governance, Audit and Compensation Committees: $5,000 + $5,000+$5,000	$15,000	Governance Committee: $5,000	$55,000
Dr. Magda Marquet	$20,000	Audit and Compensation Committees: $5,000 +$5,000		Compensation Committee $5,000	$35,000
Mr. James Barlow	$20,000	Compensation, Governance and Audit Committees: $5,000 + $5,000+$5,000		Audit Committee: $5,000	$40,000

The directors shall receive additional fees if they are appointed to additional committees (other than the ones on which they already serve), or if they are elected to chair one of the committees.

The fees will be payable quarterly at the end of each quarter (beginning in the quarter that a director is appointed to the Board). In addition, the directors will also be entitled to travel and other expenses incurred in connection with their service on the Board.

Equity Compensation

The Compensation Committee and the Board conducted a review of the equity-based compensation of our currently serving directors, and determined that it would be appropriate and in the Company’s best interest to award to our non-employee directors equity-based compensation.

Therefore, in addition to the Cash Compensation, and subject to the approval at the Meeting of the adoption of the 2018 plan (Item 4), it is hereby proposed to grant options to purchase 32,500 Ordinary Shares under the 2018 plan to each of Dr. Peter Farrell, Dr. Magda Marquet and Mr. James Barlow.

Out of each proposed grant, options to purchase 20,000 Ordinary Shares will be considered as an “Inducement Award”, options to purchase 10,000 Ordinary Shares will be considered as an “Annual Ongoing Equity Compensation” and options to purchase 2,500 Ordinary Shares will be made as one-time grants to award to our directors for service from May 29, 2018 through the Meeting.

The Inducement Award, the Annual Ongoing Equity Compensation and the one-time grants will have an exercise price per Ordinary Share equal to the closing price of the Company’s Ordinary Shares on Nasdaq on the date of the Meeting and such options shall commence vesting on the date of the Meeting (in each case assuming that the proposals included in this Item 5 are approved at the Meeting).

•	The “Inducement Award” options shall vest monthly over a two-year period, as provided for by the 2018 Plan, subject to full acceleration in the event of death, disability or change in control. The vested portion of these options shall expire three years after the termination of tenure (not to exceed the ten-year life of the option). All other terms and conditions shall be as set forth in the 2018 Plan.

•	The Annual Ongoing Equity Compensation options shall vest monthly over a one year period, as provided for by the 2018 Plan, subject to full acceleration in the event of death, disability or change in control. The vested portion of these options shall expire three years after the termination of tenure (not to exceed the ten-year life of the option). All other terms and conditions shall be as set forth in the 2018 Plan.

•	The one-time grants of options to purchase 2,500 Ordinary Shares shall be fully vested upon grant and shall expire three years after the termination of tenure (not to exceed the ten-year life of the option). All other terms and conditions shall be as set forth in the 2018 Plan.

The Compensation Committee and the Board believe the total proposed compensation terms (cash and equity compensation) of the directors are in line with the amended and restated Compensation Policy (subject to its approval under item 4).

For the avoidance of doubt, the approval of the total proposed compensation terms as described in this Item 5, for Dr. Peter Farrell as Chairman of the Board, and for Dr. Magda Marquet and Mr. James Barlow, are also subject to the approval of the Meeting of Proposal 2 - amended and restated Compensation Policy, and Proposal 3 - adoption of the 2018 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this proposal:

“RESOLVED, to approve the compensation terms for Dr. Peter Farrell as Chairman of the Board, and the Compensation terms for Dr. Magda Marquet and Mr. James Barlow, as directors of Arcturus Therapeutics Ltd., as provided for in the Proxy Statement for the Meeting.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposals included in this Item.

ITEM 6

COMPENSATION TERMS FOR MR. ANDY SASSINE, AS DIRECTOR OF THE COMPANY AND AS INTERIM CHIEF FINANCIAL OFFICER

Mr. Andy Sassine, has served as a director of the Company since May 29, 2018, and is subject for re-election as a director of the Company under Item 4 of this Meeting’s agenda. In addition, the Board recently appointed Mr. Sassine, as interim CFO of the Company, subject to shareholders’ approval at the Meeting. It is expected that Mr. Sassine will hold this position for less than 12 months and will only perform services in this capacity on a limited, part-time basis.

The Compensation Committee and the Board has approved the following terms of compensation for Mr. Andy Sassine, as a director of the Company and as interim CFO, subject to shareholders’ approval at the Meeting.

For further background regarding the Compensation Committee and the Board’s reviews and resolutions regarding the terms of compensation of the Company’s directors, see Item 5 of this Proxy Statement.

The proposed compensation terms are as follows:

Director of the Company - Compensation terms

Cash Compensation

The proposed cash compensation for Mr. Andy Sassine for his service as a director of the Company and his service as a member of the Board’s Nominations and Governance Committee, will be $25,000 per year, payable quarterly at the end of each quarter since his appointment to the Board. In addition, Mr. Sassine will also be entitled to be reimbursed for travel and other expenses incurred in connection with his service on the Board.

Equity Compensation

In addition to the Cash Compensation, and subject to the approval at the Meeting of the adoption of the 2018 plan (Item 3), it is hereby proposed to issue to Mr. Sassine options to purchase 32,500 Ordinary Shares under the 2018 plan, for his service as a director of the Company.

Out of the options to purchase 32,500 Ordinary Shares, options to purchase 20,000 Ordinary Shares will be considered as an “Inducement Award”, options to purchase 10,000 Ordinary Shares will be considered as an “Annual Ongoing Equity Compensation” and options to purchase 2,500 Ordinary Shares will be made as a one-time grant to award Mr. Sassine for service on the Board from May 29, 2018 through the Meeting.

The Inducement Award, the Annual Ongoing Equity Compensation and the one-time grants will have an exercise price per Ordinary Share equal to the closing price of the Company’s Ordinary Shares on Nasdaq on the date of the Meeting and such options shall commence vesting on the date of the Meeting (in each case assuming that the proposals included in this Item 6 are approved at the Meeting).

•	The “Inducement Award” options shall vest monthly over a two-year period, as provided for by the 2018 Plan, subject to full acceleration in the event of death, disability or change in control. The vested portion of these options shall expire three years after the termination of tenure (not to exceed the ten-year life of the option). All other terms and conditions shall be as set forth in the 2018 Plan.

•	The Annual Ongoing Equity Compensation options shall vest monthly over a one year period, as provided for by the 2018 Plan, subject to full acceleration in the event of death, disability or change in control. The vested portion of these options shall expire three years after the termination of tenure (not to exceed the ten-year life of the option). All other terms and conditions shall be as set forth in the 2018 Plan.

•	The one-time grant of options to purchase 2,500 Ordinary Shares shall be fully vested upon grant and shall expire three years after the termination of tenure (not to exceed the ten-year life of the option). All other terms and conditions shall be as set forth in the 2018 Plan.

Interim Chief Financial Officer Compensation

The Compensation Committee and Board have approved, subject to shareholder approval, the payment of the following cash compensation and benefits to Mr. Sassine, in consideration for his part-time services as interim CFO:

•	An annual base salary of US $120,000 paid quarterly in arrears. Mr. Sassine will be employed on a part time basis, equivalent to five to seven days per month.

•	In addition, Mr. Sassine will also be entitled to be reimbursed for travel and other expenses incurred in connection with his service as interim CFO.

In addition to the cash compensation, and subject to the approval at the Meeting of the adoption of the 2018 plan (Item 4), it is hereby proposed to issue Mr. Sassine, an option to purchase an additional 20,000 Ordinary Shares under the 2018 plan, for his service as interim CFO.

The option will have an exercise price per Ordinary Share equal to the closing price of the Company’s shares on Nasdaq on the date of the Meeting and such option shall commence vesting on the date of the Meeting (in each case assuming that the proposals included in this Item 6 are approved at the Meeting). The option shall vest monthly over a one year period, in 12 monthly installments. The vested portion of these options shall expire three years after the termination of service as interim CFO (not to exceed the ten-year life of the option). All other terms and conditions shall be as set forth in the Plan.

The Compensation Committee and the Board believe the total proposed compensation terms for Mr. Andy Sassine, as a director of the Company and as interim CFO are in line with the amended and restated Compensation Policy (subject to its approval under item 4).

The Company currently anticipates that Mr. Sassine will serve as interim CFO for less than one year. While serving as the interim CFO, Mr. Sassine will not be an “Independent Director” as such term is defined by Nasdaq Corporate Governance Requirements. Notwithstanding this, in reliance on the exemption provided in 5605-6(e)(3) of the Nasdaq stock market rules, the Board has determined Mr. Sassine’s membership on the Board’s Nominations and Governance Committee is required by the best interests of the Company and its Shareholders. As the interim CFO, Mr. Sassine will play a role in helping the Company secure financing and hire a full-time CFO; however, the Board believes that this role will be limited and will not compromise his ability to serve on the Board’s Nominations and Governance Committee.

For the avoidance of doubt, the approval of the total proposed compensation terms as described in this Item 6, for Mr. Andy Sassine, as a director of the Company and as interim CFO, are also subject to the approval of the Meeting of Proposal 2 - amended and restated Compensation Policy, and Proposal 3 - adoption of the 2018 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this proposal:

“RESOLVED, to approve the compensation terms for Mr. Andy Sassine, as a director of Arcturus Therapeutics Ltd. and as interim CFO of Arcturus Therapeutics Ltd., as provided for in the Proxy Statement for the Meeting.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposals included in this Item.

ITEM 7

COMPENSATION TERMS FOR MR. JOSEPH PAYNE AS DIRECTOR OF THE COMPANY AND PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

At the Meeting, shareholders will be asked to approve and ratify the terms of compensation for Mr. Joseph Payne, as Director of the Company and President and Chief Executive Officer.

Mr. Payne serves at such capacity as an employee of the U.S. subsidiary, Arcturus Therapeutics, Inc. (the “U.S. Subsidiary”). Upon approval of this Item 7 at the Meeting, the U.S. Subsidiary and Mr. Payne will enter into a new employment agreement with respect to such positions.

The Compensation Committee and Board have approved, subject to shareholder approval, the payment of the following compensation and benefits to Mr. Payne (via the U.S. Subsidiary and as part of the services to be provided to the Company by the U.S. Subsidiary under the services agreement to be entered into between us and the U.S. Subsidiary), in consideration for his services as a director of the Company and as President and Chief Executive Officer of the Company:

President and CEO compensation:

•	An annual base salary of $425,000 (the “Annual Base Salary”), paid in bi-monthly installments, effective as of July 5, 2018 (the date of the Board approval); and an annual base salary of $384,000, paid in bi-monthly installments, for the periods in which he served as President and Chief Executive Officer, commencing from November 16, 2017 until July 5, 2018. Under the Companies Law, shareholders are required to ratify these previous terms of compensation of Mr. Payne.

•	A bonus of $130,000 for his achievements in 2018, including for his efforts to help the Company’s shareholders replace the Board with nominees who have experience commensurate with directors of similarly sized and publicly traded life science companies and who are committed to supporting the Company’s vision and mission. Such bonus is in addition to the annual bonus the CEO may otherwise be entitled to receive related directly to the achievement of performance criteria described below.

•	An annual bonus of up to 60% of the Annual Base Salary. For fiscal year 2018, the “Annual Base Salary” shall be calculated based on a base salary of $384,000 through July 4, 2018 and a base salary of $425,000 from July 5 to the end of the bonus period. The bonus shall be subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by the Compensation Committee and the Board), as shall be determined by the Compensation Committee and Board, in accordance with our amended and restated Compensation Policy, which is subject to the approval by shareholders at this Meeting. The Board and the Compensation Committee may determine that Mr. Payne shall be entitled to certain portion(s) of the bonus upon partial achievement of the criteria and that the bonus shall be conditioned upon the achievement of a minimum threshold of the criteria. The Board and the Compensation Committee may further determine that in the event that Mr. Payne’s employment terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual employment term during the 12-month period and the Board’s assessment of actual performance at the end of the bonus performance period.

•	Options to purchase up to 120,000 Ordinary Shares, under the 2018 Plan. The options shall vest over a period of four years commencing on the date of grant, such that 25% of the options (i.e., options to purchase 30,000 Ordinary Shares) shall vest on the first anniversary of the date of grant and thereafter, the remaining options will vest in monthly installments, such that options to purchase 2,500 Ordinary Shares shall vest on the 13-month anniversary of the date of grant and additional options to purchase 2,500 Ordinary Shares shall vest at the end of each subsequent month thereafter for the remaining 35 months, subject to Mr. Payne’s continuing employment as our President & Chief Executive Officer on each applicable vesting date. The options will have an exercise price per Ordinary Share equal to the closing price of the Company’s Ordinary Shares on Nasdaq on the date of the Meeting and such options shall commence vesting on the date of the Meeting (in each case assuming that the proposals included in this Item 7 are approved at the Meeting).

•	Indemnification undertakings by the U.S. Subsidiary and the Company, undertaking to indemnify Mr. Payne to the fullest extent permitted by Israeli law.

•	Eligibility to participate in the benefit and fringe benefit programs provided by us or U.S. subsidiary.

•	Reimbursements of expenses for reasonable travel, entertainment or other expenses incurred by Mr. Payne in furtherance or in connection with the performance of his duties hereunder.

•	Severance Grants:

o	for termination without cause or resignation for Good Reason unrelated to change in control of the Company and conditioned on execution of a general waiver and release of claims, Mr. Payne shall be entitled to receive (i) severance pay in the form of continuation of payment installments of Mr. Payne’s final Base Salary for twelve (12) months, (ii) a pro rata portion of his annual bonus (as calculated by the Compensation Committee and Board at the end of the bonus period and paid in a lump sum when annual bonuses are paid to other executive officers), and (iii) payment of certain health insurance coverage premiums (COBRA payment) for up to eighteen (18) months following his termination of employment.

o	for termination without cause or resignation for good reason in connection with a change in control of the Company and conditioned on execution of a general waiver and release, Mr. Payne shall be entitled to receive a lump sum severance payment equal to (i) one-year’s Annual Base Salary, (ii) an amount equal to his target annual bonus for the year of termination and (iii) an amount equal to a pro rata portion of his target annual bonus for the year of termination. Mr. Payne shall also be entitled to payment of certain health insurance coverage premiums (COBRA payment) for eighteen (18) months following termination. In addition, Mr. Payne’s unvested option award and any other unvested time-based vesting equity awards then held by him shall accelerate and become immediately vested and exercisable, if applicable, and no longer subject to repurchase, if applicable, upon such termination and shall remain exercisable, if applicable, following Mr. Payne’s termination as set forth in the applicable equity award.

•	Mr. Payne’s employment agreement includes standard confidentiality, intellectual property, non-competition and non-solicitation provisions.

•	During the term of Mr. Payne’s employment as the Company’s President and CEO, Mr. Payne shall not be entitled to compensation for his service as Director of the Board.

The Compensation Committee and Board resolved to approve the proposed ratification of Mr. Payne’s compensation and benefits and to recommend that the shareholders approve such ratification, as of July 5, 2018, after taking into consideration: (1) the advancement of the Company’s objectives, its work plan, and its policy with a long-range perspective; (2) the creation of suitable incentives for Mr. Payne, taking into account, inter alia, the Company’s risk-management policy; (3) the size of the Company and the nature of its activities; (4) Mr. Payne’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, all with a long-range perspective; and (5) Mr. Payne’s education, skills, experience, professional experience, and significant role and contributions to the Company.

For the avoidance of doubt, the approval of the total proposed compensation terms as described in this Item 7, for Mr. Payne, as Director of the Company and President and Chief Executive Office, are also subject to the approval of the Meeting of Proposal 2 - amended and restated Compensation Policy, and Proposal 3 - adoption of the 2018 Plan.

Proposed Resolution

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the Compensation terms of Mr. Joseph Payne, as Director of Arcturus Therapeutics Ltd. and President and Chief Executive Officer, as provided for in the Proxy Statement for the Meeting.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposals included in this Item.

ITEM 8

COMPENSATION TERMS FOR DR. PADMANABH CHIVUKULA AS CHIEF OPERATING OFFICER AND CHIEF SCIENTIFIC OFFICER OF THE COMPANY

At the Meeting, shareholders will be asked to approve and ratify the terms of compensation for Dr. Padmanabh Chivukula, as Chief Scientific Officer and Chief Operating Officer of the Company. Dr. Chivukula serves at such capacity as an employee of the U.S. subsidiary. Upon approval of this Item 8 at the Meeting, the U.S. Subsidiary and Dr. Chivukula will enter into a new employment agreement with respect to such positions.

The Compensation Committee and the Board have approved, subject to shareholder approval, the payment of the following compensation and benefits to Dr. Chivukula (via the U.S. Subsidiary and as part of the services to be provided to us by the U.S. Subsidiary under the services agreement to be entered into between us and the U.S. Subsidiary), in consideration for his services as Chief Operating Officer and Chief Scientific Officer:

•	An annual base salary of $350,000 (the “Annual Base Salary”), paid in bi-monthly installments, effective as of July 5, 2018 (the date of the Board approval); and

•	An annual bonus of up to 40% of the Annual Base Salary. The bonus shall be subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by the Compensation Committee and the Board), as shall be determined by the Compensation Committee and the Board, in accordance with the Compensation Policy, which is subject to the approval by shareholders at the Meeting. The Board and the Compensation Committee may determine that Dr. Chivukula be entitled to certain portion(s) of the bonus upon partial achievement of the criteria and that the bonus shall be conditioned upon the achievement of a minimum threshold of the criteria. The Board and the Compensation Committee may further determine that in the event that Dr. Chivukula employment terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual employment term during the 12-month period and the Board’s assessment of actual performance at the end of the bonus performance period.

•	Options to purchase up to 80,000 Ordinary Shares, under the 2018 Plan. The options shall vest over a period of four years commencing on the date of grant, such that 25% of the options (i.e., options to purchase 20,000 Ordinary Shares) shall vest on the first anniversary of the date of grant and thereafter, the remaining options will vest in monthly installments, such that options to purchase 1,655 Ordinary Shares shall vest on the 13-month anniversary of the date of grant and additional options to purchase 1,667 Ordinary Shares shall vest at the end of each subsequent month thereafter for the remaining 35 months, subject to Dr. Chivukula’s continuing employment as our Chief Scientific Officer & Chief Operating Officer on each applicable vesting date. The options will have an exercise price per Ordinary Share equal to the closing price of the Company’s Ordinary Shares on Nasdaq on the date of the Meeting and such options shall commence vesting on the date of the Meeting (in each case assuming that the proposals included in this Item 8 are approved at the Meeting).

•	Indemnification undertakings by the U.S. Subsidiary and the Company, undertaking to indemnify Dr. Chivukula to the fullest extent permitted by Israeli law.

•	Eligibility to participate in the benefit and fringe benefit programs provided by us or U.S. subsidiary.

•	Reimbursements of expenses for reasonable travel, entertainment or other expenses incurred by Dr. Chivukula in furtherance or in connection with the performance of his duties hereunder.

•	Severance Grants:

o	for termination without cause or resignation for Good Reason unrelated to change in control of the Company and conditioned on execution of a general waiver and release of claims, Dr. Chivukula shall be entitled to receive (i) severance pay in the form of continuation of payment installments of Dr. Chivukula’s final Base Salary for twelve (12) months, (ii) a pro rata portion of his annual bonus (as calculated by the Compensation Committee and Board at the end of the bonus period and paid in a lump sum when annual bonuses are paid to other executive officers), and (iii) payment of certain health insurance coverage premiums (COBRA payment) for up to eighteen (18) months following his termination of employment.

o	for termination without cause or resignation for good reason in connection with a change in control of the Company and conditioned on execution of a general waiver and release, Dr. Chivukula shall be entitled to receive a lump sum severance payment equal to (i) one-year’s Annual Base Salary, (ii) an amount equal to his target annual bonus for the year of termination and (iii) an amount equal to a pro rata portion of his target annual bonus for the year of termination. Dr. Chivukula shall also be entitled to payment of certain health insurance coverage premiums (COBRA payment) for eighteen (18) months following termination. In addition, Dr. Chivukula’s unvested option award and any other unvested time-based vesting equity awards then held by him shall accelerate and become immediately vested and exercisable, if applicable, and no longer subject to repurchase, if applicable, upon such termination and shall remain exercisable, if applicable, following Dr. Chivukula’s termination as set forth in the applicable equity award.

•	Dr. Chivukula’s employment agreement includes standard confidentiality, intellectual property, non-competition and non-solicitation provisions.

The Compensation Committee and Board resolved to approve the proposed ratification of Dr. Chivukula’s compensation and benefits and to recommend that the shareholders approve such ratification, as of July 5, 2018, after taking into consideration: (1) the advancement of the Company’s objectives, its work plan, and its policy with a long-range perspective; (2) the creation of suitable incentives for Dr. Chivukula, taking into account, inter alia, the Company’s risk-management policy; (3) the size of the Company and the nature of its activities; (4) Dr. Chivukula’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, all with a long-range perspective; and (5) Dr. Chivukula’s education, skills, experience, professional experience, and significant role and contributions to the Company.

For the avoidance of doubt, the approval of the total proposed compensation terms as described in this Item 8, for Dr. Chivukula, as Chief Scientific Officer and Chief Operating Officer of the Company, are also subject to the approval of the Meeting of Proposal 2 - amended and restated Compensation Policy, and Proposal 3 - adoption of the 2018 Plan.

Proposed Resolution

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of Compensation for Dr. Padmanabh Chivukula, as Chief Scientific Officer and Chief Operating Officer of Arcturus Therapeutics Ltd., as set forth in the Proxy Statement for the Meeting.”

Recommendation

The Board unanimously recommends that you vote “FOR” the proposals included in this Item.

ITEM 9

REVIEW AND DISCUSSION ON THE COMPANY’S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the Financial Statements of the Company for the year ended December 31, 2017. The Annual Report on Form 20-F of the Company for the year ended December 31, 2017, including the Financial Statements of the Company, is available on the Company’s website, at http://ir.arcturusrx.com/financial-information/sec-filings.

The contents of the Company’s website are not part of this proxy. At the Meeting, the Company will review the financial statements for the year ended December 31, 2017 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

OTHER MATTERS

The Board does not intend to bring any matters before the Meeting other than the agenda items specifically set forth in the Notice of the Annual and Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 14, 2018, as amended and filed on July 10, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website: http://ir.arcturusrx.com/investor-relations.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Company shareholders who would like additional copies, without charge, of this proxy statement, or such shareholders who have questions about Proposals on the agenda, including the procedures for voting Company shares, should contact the Company’s investor relations team at 858-900-2666 or by email at IR@ArcturusRx.com.

By order of the Board of Directors /s/ Dr. Peter Farrell Chairman of the Board of Directors

San Diego, California

July 27, 2018